SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential PLC

12 October 2015

Publication of Supplemental Prospectus

The following supplemental prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplemental Prospectus dated 9 October, 2015 (the "Supplemental Prospectus") to the prospectus dated 21 November, 2014 (the "Prospectus"), relating to Prudential PLC's £5,000,000,000 Medium Term Note Programme.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9264B_-2015-10-12.pdf

A copy of the Supplemental Prospectus and the documents incorporated by reference therein will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

This site is not provided for, or directed at, persons in the United States.  If you are viewing this page from the United States, you should exit this section of the site.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Enquiries to:

Media:		Investors/Analysts:
Jonathan Oliver Tom Willetts	+44 (0)20 7548 3719 +44 (0)20 7548 2776	Raghu Hariharan Richard Gradidge	+44 (0)20 7548 2871 +44 (0)20 7548 3860

DISCLAIMER

Please note that the information contained in the Supplemental Prospectus and the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus (as supplemented by the Supplemental Prospectus) is not addressed. Prior to relying on the information contained in the Prospectus (as supplemented by the Supplemental Prospectus) you must ascertain from the Prospectus (as supplemented by the Supplemental Prospectus) whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Neither the Prospectus nor the Supplemental Prospectus constitutes an offer of securities for sale in the United States. The securities described in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered, sold or delivered in the United States of America or to, or for the account of or benefit of, U.S. Persons, subject to certain limited exemptions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 OCTOBER 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Helen Archbold

Helen Archbold
Head of Corporate Secretariat